DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

05004958

February 14, 2005

Sandra Leung
Vice President and Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/14/2005

Re: Bristol-Myers Squibb Company
Incoming letter dated December 28, 2004

Dear Ms. Leung:

This is in response to your letter dated December 28, 2004 concerning the shareholder proposal submitted to Bristol-Myers by Charles Miller. We also have received letters on the proponent's behalf dated January 7, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

December 28, 2004

By Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bristol-Myers Squibb Company: Omission of Stockholder Proposal Submitted by Mr. Charles Miller

Ladies and Gentlemen:

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action to the Securities and Exchange Commission (the "SEC") if Bristol-Myers Squibb Company ("Bristol-Myers," or the "Company") omits from its 2005 proxy materials a stockholder proposal and statement of support submitted by Mr. Charles Miller (the "Proponent") for inclusion in the Company's 2005 proxy materials. The Proponent has appointed Mr. John Chevedden as his proxy. The proposal and supporting statement are collectively referred to as the "Proposal" and are enclosed herewith as Exhibit A. We have sent a copy of this letter to Mr. Chevedden as formal notice of our intent to exclude the Proposal.

We have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with the Proposal.

The resolution portion of the Proposal states:

RESOLVED: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible.

It is our opinion that the Proposal is excludable under Rule 14a-8(i)(10) because it has been substantially implemented and rendered moot. The Company will include a management proposal in its 2005 proxy materials seeking shareholder approval to eliminate its supermajority voting provisions.

On December 7, 2004, the Board of Directors (the "Board") passed a resolution (the "Resolution") to amend the Company's Certificate of Incorporation (the "Certificate") to eliminate its supermajority voting provisions. A copy of the Resolution, along with a mark-up of the Certificate to show the proposed changes, is attached as Exhibit B. Under the Certificate, management's proposal must be approved by shareholders at the 2005 annual meeting. The only supermajority voting provision that would remain if management's proposal is approved by shareholders is a provision that would make it more difficult for the Company to adopt a classified board structure. In 2003, the Company declassified its Board and adopted a provision which requires approval by at least 75% of the outstanding shares of stock entitled to vote before the Company could return to a classified board structure.

Accordingly, the Company believes that the Proposal has been not only "substantially implemented," but indeed fully implemented, and it is excludable under Rule 14a-8(i)(10). See, e.g., The Home Depot, Inc. (March 28, 2002) (granting relief under Rule 14a-8(i)(10) where the company planned to submit for stockholder vote a management proposal relating to the same issue presented in a stockholder proposal – elimination of supermajority voting provisions; cf. KeyCorp (March 13, 2002) (management proposal to declassify the board, which would require approval of 75% of shares outstanding). As was the case in KeyCorp, under the Bristol-Myers' Certificate, elimination of the supermajority voting provisions will require the approval of the holders of more than a majority of the shares of stock outstanding, in our case 75% of the outstanding shares of stock entitled to vote. As the Staff is undoubtedly aware, a vote to eliminate supermajority voting provisions normally themselves require the approval of more than a majority of stockholders.

Based on the foregoing, we respectfully request the Staff's concurrence that it will not recommend enforcement action to the SEC if Bristol-Myers omits the Proposal from its 2005 proxy materials under Rule 14a-8(i)(10).

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, and in all cases no later than January 28, 2005, so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call me at (212) 546-4260. Thank you.

Very truly yours,

Sandra Leung
Vice President and Secretary

Enclosures

cc: Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

October 27, 2004

3 – Adopt Simple Majority Vote

RESOLVED: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible.

75% Yes-Vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate the Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of the shareholder majority. For example, in requiring a 75% vote of shares to make certain governance changes, if 74% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 74% majority.

Progress Begins with a First Step

I believe that the need to take at least the above RECOMMEND step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Bristol-Myers made a $300-million settlement in a securities class action lawsuit against our company, including a number of our company's current and former officers, regarding wholesaler inventory and other accounting matters, and the company's investment in ImClone Systems Inc., and ImClone's product, ERBITUX.
- Vance Coffman was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine due to his service on our Board. In 2004, our company made a $150-million settlement in a SEC lawsuit alleging substantial accounting fraud. Mr. Coffman was chairman of our Audit Committee during the period in question.
- James Robinson was also designated a "problem director" because he was the chairperson of the committee responsible for director nominations at Coca-Cola Company, which received a Board Composition grade of "F" by TCL.
- We had no Lead Director or Independent Chairman.
- Directors were still allowed to participate in a Charitable Award Program and life insurance – independence concern.
- Our Board repeatedly failed to respond affirmatively to simple majority votes in favor of shareholder proposals – accountability concern.
- 2003 CEO pay was reported as $8 million including stock option grants.

Shareholder proposal text to address some of these topics can be found on the internet.

One Step Forward

The above slate of sub-par practices reinforce the reason to adopt the initial RESOLVED statement. This will terminate the potential frustration of the will of the shareholder majority.

Adopt Simple Majority Vote
Yes on 3

Exhibit B

RESOLVED, that subject to stockholder approval, articles EIGHTH, NINTH, ELEVENTH and TWELTH of this corporation's Certificate of Incorporation be amended and that paragraphs THIRTEENTH AND FOURTEENTH be accordingly renumbered, as reflected in Exhibit A attached to these minutes.

EXHIBIT A

RESTATED CERTIFICATE OF INCORPORATION
of
BRISTOL-MYERS SQUIBB COMPANY

~~**Original Certificate of Incorporation**~~
~~**Filed with the Secretary of State**~~
~~**on August 11, 1933**~~

This Restated Certificate of Incorporation of Bristol-Myers Squibb Company, originally incorporated as Bristol-Myers Company on August 11, 1933, was duly adopted ~~by the board of directors of the corporation~~ in accordance with the provisions of Section 245 and Section 242 of the General Corporation Law of the State of Delaware and ~~only~~both restates and integrates and ~~does not~~ further amends the provisions of the corporation's Certificate of Incorporation as theretofore amended or supplemented.~~, and there is no discrepancy between those provisions and the provisions of the restated certificate.~~ This Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows.

FIRST: The name of the corporation is "Bristol-Myers Squibb Company".

SECOND: The location of the registered office of the corporation in the State of Delaware is and shall be located at No. 1209 Orange Street in the City of Wilmington, County of New Castle, and the name and address of its registered agent is and shall be The Corporation Trust Company, No. 1209 Orange Street, Wilmington, Delaware.

THIRD: The nature of the business, objects and purposes to be transacted, promoted or carried on by the corporation are as follows:

(a) To manufacture pharmaceutical preparations, surgical dressings and appliances, toilet articles, druggists' supplies and sundries, chemicals and other compounds and commodities, to sell the same, to purchase supplies for the same and other supplies, and to export or import such supplies or manufactured articles;

(b) To adopt, apply for, obtain, register, purchase, lease or otherwise acquire, and to maintain, protect, hold, use, own, exercise, develop, operate and introduce, and to sell, grant licenses or other rights in respect of, assign or otherwise dispose of or turn to account any trade-marks, trade-names, patents, patent-rights, copyrights and distinctive marks and rights analogous thereto, and inventions, improvements, processes, formulas and the like, including such thereof as may be covered by, used in connection with, or secured or received under, Letters Patent of the United States of America and elsewhere, or otherwise, which may be deemed capable of use in connection with any of the purposes of said corporation herein stated; and to acquire, use, exercise or otherwise turn to account licenses in respect of any trade-marks, trade-names, patents, patent-rights, copyrights, inventions, improvements, processes, formulas and the like;

(c) To hold, purchase, manufacture, sell, convey, mortgage, exchange, lease or otherwise acquire and dispose of real or personal property and rights or privileges therein, of every kind and nature, and wheresoever situated, whether within or without the State of Delaware, suitable or convenient for the purposes of said corporation; to acquire either alone or in conjunction with others, by assignment or otherwise, leases and leasehold estates, and to assume either alone or jointly and severally or jointly or severally with one or more persons, firms or corporations all obligations in connection therewith or arising therefrom; and to erect, construct, make, improve and operate or aid or subscribe towards the erection, construction, making, improvement and operation of plants, stores, storehouses, laboratories, buildings, machinery and works of all kinds insofar as the same may appertain to, or be useful for, the conduct of the business of said corporation, but only to the extent authorized by the laws of said State of Delaware;

(d) To acquire the good will, rights and property, and the whole or any part of the assets, tangible or intangible, of any person, firm, association or corporation and to undertake or in any way assume the liabilities of any such person, firm, association or corporation, and to undertake either alone or jointly and severally or jointly or severally with one or more persons, firms or corporations, any and all obligations for or on account of which any such person, firm or corporation is liable; to pay for the said good will, rights, property and assets in cash, the stock of this company, bonds or otherwise, or by undertaking either alone or jointly and severally or jointly or severally with one or more persons, firms or corporations, the whole or any part of the liabilities of the transferor or any and all obligations for or on account of which said transferor is liable; to hold or in any manner to dispose of the whole or any part of the property so purchased; to conduct in any lawful manner the whole or any part of any business so acquired, and to exercise all the powers necessary or convenient in and about the conduct and management of such business;

(e) To acquire by purchase, subscription or otherwise, and to hold, sell, assign, transfer, exchange, mortgage, pledge or otherwise dispose of any shares of the capital stock of, or any interest in any shares of the capital stock of or voting trust certificates for any shares of the capital stock of, or any bonds or other securities or evidences of indebtedness issued or created by, any other corporation or association organized under the laws of the State of Delaware or any other state, territory, district, colony or dependency, of the United States or of any foreign country, nation or government; to pay therefor in cash or property or by assumption of liability or otherwise or to issue in exchange therefor shares of the capital stock, bonds, notes or other obligations of said corporation; and while the owner or holder of any such shares of capital stock, interest in shares of capital stock, voting trust certificates, bonds, securities, or other obligations, to possess and exercise in respect thereof any and all of the rights, powers and privileges of individual holders, including the right to vote on any shares of stock or voting trust certificates so held or owned and upon a distribution of the assets or a division of the profits of said corporation to distribute any such shares of capital stock voting trust certificates, bonds, securities or other obligations, or the proceeds thereof, among the stockholders of said corporation;

(f) To endorse or make any guarantee respecting stocks, dividends, securities, interest, contracts or undertakings of any corporation, firm, individual, syndicate or others, and to aid any lawful enterprise:

(g) To borrow or raise moneys for any of the purposes of the corporation and, from time to time, without limit as to amount, to draw, make, accept, endorse, execute and issue promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable or non-negotiable instruments and evidences of indebtedness, and to secure the payment of any thereof and of the interest thereon by mortgage upon or pledge, conveyance or assignment in trust of the whole or any part of the property of the corporation, whether at the time owned or thereafter acquired, and to sell, pledge or otherwise dispose of such bonds or other obligations of the corporation for its corporate purposes;

(h) To purchase, hold, cancel, reissue, sell or transfer shares of its own capital stock provided that it shall not use its funds or property for the purchase of shares of its own capital stock when such use would cause any impairment of its capital, and, further, that shares of its own capital stock belonging to it shall not be voted upon directly or indirectly;

(i) To carry out all or any part of the foregoing purposes as principal, factor, agent, contractor, or otherwise, either alone or in conjunction with any person, firm, association or corporation, and in any part of the world; and in carrying on its business and for the purpose of attaining or furthering any of its objects, to make and perform contracts of any kind or description, to do such acts and things, and to exercise any and all such powers, as a natural person could lawfully make, perform, do or exercise, provided the same be not inconsistent with the laws under which said corporation was organized;

(j) To maintain offices and agencies either within or anywhere without the State of Delaware; and to conduct its business in any or all of its branches in said State and in other States of the United States, and in the District of Columbia, and in any or all territories, dependencies, colonies or possessions of the United States, and in foreign countries;

(k) To do any and all things necessary, suitable, convenient or proper for, or in connection with, or incidental to, the accomplishment of any of the purposes or the attainment of any one or more of the objects herein enumerated, or designed directly or indirectly to promote the interests of said corporation, or to enhance the value of any of its properties; and in general to do any and all things and exercise any and all powers which it may now or hereafter be lawful for said corporation to do or to exercise under the laws of the State of Delaware that may now or hereafter be applicable to the corporation;

(l) The purposes, powers and provisions set forth above shall, except when otherwise herein expressed, be in nowise limited or restricted by reference to, or inference from, any other provision contained herein, but such purposes, powers, and provisions, shall be regarded as independent purposes, powers, and provisions, and the specification of powers is not intended to be, and is not, in limitation of, but is in furtherance of, the powers granted to corporations under the laws of the State of Delaware under and in pursuance of the provisions of which said corporation has been incorporated.

FOURTH: The total number of shares of all classes of stock which the corporation shall have authority to issue is four billion five hundred ten million (4,510,000,000) shares consisting of:

1. 4,500,000,000 shares of Common Stock of the par value of Ten Cents ($0.10) per share, and

2. 10,000,000 shares of Preferred Stock of the par value of One Dollar ($1.00) per share.

No holder of shares of any class of stock of the corporation as such shall have any preemptive or other right to subscribe for or purchase any shares of any class of stock of the corporation, or any securities convertible into shares of stock of any class, which at any time may be issued or sold by the corporation, other than such right, if any, as the board of directors in its discretion may determine.

A description of the different classes of stock of the corporation and a statement of the designations, powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, fixed by the Certificate of Incorporation, and the express grant of authority, to the board of directors to fix by resolution or resolutions certain thereof not so fixed, are as follows:

PREFERRED STOCK

The affirmative vote of the holders of at least two-thirds of the Preferred Stock at the time outstanding voting only as a class shall be required to make effective any amendment to the Certificate of Incorporation or by-laws of the corporation altering materially any existing provisions of the Preferred Stock, or authorizing a class of preferred stock ranking prior to the Preferred Stock as to dividends or assets, and the affirmative vote of the holders of at least a majority of the Preferred Stock at the time outstanding voting only as a class shall be required to make effective any amendment to the Certificate of Incorporation of the corporation authorizing the issuance of or any increase in the authorized amount of any class of preferred stock ranking on a parity with or increasing the number of authorized shares of the Preferred Stock.

If and whenever accrued dividends on the Preferred Stock shall not have been paid or declared and a sum sufficient for the payment thereof set aside, in an amount equivalent to six quarterly dividends on all shares of all series of the Preferred Stock at the time outstanding, then and in such event, the holders of the Preferred Stock, voting separately as a class, shall be entitled to elect two directors at the next annual or special meeting of the stockholders. Such right of the holders of the Preferred Stock to elect two directors may be exercised until dividends in default on the Preferred Stock shall have been paid in full or declared and a sum sufficient for the payment thereof set aside, and when so paid or provided for, then the right of the holders of the Preferred Stock to elect such number of directors shall cease, but subject always to the same provisions for the vesting of such voting rights in the case of any such future dividend default or defaults. During any time that the holders of the Preferred Stock, voting as a class, are entitled to elect two directors as hereinabove provided, the holders of any series of Preferred Stock entitled to participate with the holders of Common Stock in the election of directors shall not be entitled to participate with the holders of the Common Stock in the election of any other directors.

At any annual or special meeting of the stockholders or any adjournment thereof at which the holders of Preferred Stock shall be entitled to elect two directors, if the holders of at least a majority of the shares of the Preferred Stock then outstanding shall be present or represented by proxy, then, by vote of the holders of at least a majority of the shares then present or so represented at such meeting, the then authorized number of directors of the corporation shall be increased by two, and at such meeting, the holders of the shares of Preferred Stock, voting as a class, shall be entitled to elect the additional directors so provided for. Whenever the holders of Preferred Stock shall be divested of special voting power as herein provided, the terms of all persons elected as directors by the holders of the shares of Preferred Stock as a class shall forthwith terminate, and the authorized number of directors of the corporation shall be reduced accordingly.

The Board of Directors is hereby expressly authorized, by resolution or resolutions from time to time adopted, to provide for the issuance of the Preferred Stock in series and to fix and state, to the extent not fixed by the provisions hereinabove set forth and subject to limitations prescribed by law, the voting powers, designations, preferences and relative, participating, optional and other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof, including, but not limited to, determination of any of the following:

(a) the distinctive serial designation and the number of shares constituting the series;

(b) the dividend rate, whether dividends shall be cumulative and, if so, from which date, the payment date or dates for dividends, and the participating or other special rights, if any, with respect to dividends;

(c) the voting powers, full or limited in addition to the voting powers provided above or by law;

(d) whether the shares shall be redeemable, and if so, the price or prices at which, and the terms and conditions on which, the shares may be redeemed;

(e) the amount or amounts payable upon the shares in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation;

(f) whether the shares shall be entitled to the benefit of a sinking or retirement fund to be applied to the purchase or redemption of shares of the series, and, if so entitled, the amount of such fund and the manner of its application, including the price or prices at which the shares may be redeemed or purchased through the applications of such fund; and

(g) whether the shares shall be convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the corporation and, if so convertible or exchangeable, the conversion price or prices, or the rates of exchange, and the adjustments thereof, if any, at which such conversion or exchange may be made and any other terms and conditions of such conversion or exchange.

Each share of each series of Preferred Stock shall have the same relative rights as and be identical in all respects with all the other shares of the same series.

COMMON STOCK

Except as otherwise required by law, as hereinabove provided and as otherwise provided in the resolution or resolutions, if any, adopted by the Board of Directors of the corporation with respect to any series of the Preferred Stock, the holders of the Common Stock shall exclusively possess all voting power. Each holder of shares of Common Stock shall be entitled to one vote for each share held by him.

Whenever there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of Preferred Stock and to the holders of outstanding shares of any other class of stock having preference over the Common Stock as to the payment of dividends the full amount of dividends and of sinking fund or retirement fund or other retirement payments if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends, but only when and if declared by the Board of Directors.

In the event of any liquidation, dissolution or winding up of the corporation, after there shall have been paid to or set aside for the holders of shares of Preferred Stock and any other class having preference over the Common Stock in the event of liquidation, dissolution or winding up the full preferential amounts to which they are respectively entitled, the holders of the Common Stock, and of any class or series of stock entitled to participate therewith, in whole or in part, as to distributions of assets, shall be entitled to receive the remaining assets of the corporation available for distribution, in cash or in kind.

Each share of Common Stock shall have the same relative rights as and be identical in all respects with all the other shares of Common Stock.

FIFTH: The amount of capital with which the corporation will commence business is one thousand dollars ($1,000).

SIXTH: The corporation is to have perpetual existence.

SEVENTH: The private property of the stockholders of the corporation shall not be subject to the payment of corporate debts to any extent whatsoever.

EIGHTH: (a) Subject to the rights under Article FOURTH hereof of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional directors under specified circumstances, the number of, the retirement age of and other restrictions and qualifications for directors of the corporation shall be fixed by the by-laws of the corporation and such number, retirement age and other restrictions and qualifications may be altered only by a majority vote of the entire board of directors from time to time in the manner provided in the by-laws or by amendment thereof adopted by a majority vote of the entire board of directors or adopted by the stockholders.~~; provided, however, that any such amendment adopted by the stockholders must be adopted by the affirmative vote of holders of at least 75% of the outstanding shares of stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.~~

Except with respect to directors who may be elected by holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, at the 2004 annual meeting of stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2005 annual meeting of stockholders (which number of directors shall be approximately one-third of the total number of directors of the corporation); at the 2005 annual meeting of stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2006 annual meeting of stockholders (which number of directors shall be approximately two-thirds of the total number of directors of the corporation); and at each annual meeting of stockholders thereafter, the directors shall be elected for terms expiring at the next annual meeting of stockholders. No decrease in the number of directors constituting the board of directors or change in the restrictions and qualifications for directors shall shorten the term of any incumbent director.

~~Subject to the rights under Article FOURTH hereof of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, any director or the entire board of directors may be removed from office, with or without cause, only by the affirmative vote of the holders of at least 75% of the outstanding shares of stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.~~

Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 75% of the outstanding shares of stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article EIGHTH (a).

(b) In furtherance, and not in limitation of the powers conferred by statute, the board of directors of the corporation is expressly authorized:

1. To make, alter, amend and repeal the by-laws of the corporation~~, and, notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 75% of the outstanding shares of stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal any part of this Article EIGHTH (b) that relates to the power of the board of directors to make, alter, amend or repeal the by-laws of the corporation;~~

2. To authorize and cause to be executed mortgages and liens upon the real and personal property of the corporation; and

3. From time to time to decide whether and to what extent and at what times and under what conditions and requirements the accounts and books of said corporation (other than the stock ledger) shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account book or document of the corporation except as such right may be conferred by the statutes of the State of Delaware, or by resolution of the board of directors.

The board of directors may from time to time provide and carry out and revise and change a plan or plans for the participation by all or any of the employees (including directors and officers of the corporation or of any corporations in which or in the welfare of which the corporation has any interest, and those actively engaged in the conduct of the corporation's business or the business of its subsidiary or affiliated corporations), in the profits of the corporation or of any subsidiary or of any branch or division thereof as part of the corporation's legitimate expenses or the expenses of such subsidiary, branch or division.

The board of directors shall have absolute discretion in the declaration of dividends out of the net profits of said corporation; and they may accumulate such profits to such extent as they may deem advisable, issue or distribute them among the stockholders, and may invest and reinvest the same in such manner as in their absolute discretion they may deem advisable.

They may set apart out of any funds of the corporation available for dividends a reserve or reserves for any proper purpose or may abolish any such reserve in the manner in which it was created.

They may by resolution or resolutions, passed by a majority of the whole board, designate one or more committees, each committee to consist of two or more of the directors of the corporation, which, to the extent provided in said resolution or resolutions or in the by-laws of the corporation, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the by-laws of the corporation or as may be determined from time to time by resolution adopted by the board of directors.

In the absence of fraud, no contract or other transaction between said corporation and any other corporation and no act of said corporation shall be in any way invalidated or otherwise affected by the fact that any one or more of the directors of said corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of said corporation individually, or any firm or association of which any director may be a member, may be a party to, or may be pecuniarily or otherwise interested in, any contract or transaction of said corporation, provided that the fact that he individually or as a member of such firm or association is so interested shall be disclosed or shall have been known to the board of directors or a majority of the members thereof; and any director of said corporation who is also a director or officer of such other corporation or who is so interested may be counted in determining the existence of a quorum at any meeting of the board of directors or of any committee of said corporation which shall authorize any such contract or transaction and may vote thereat to authorize any such contract or transactions with like force and effect as if he were not such director or officer of such other corporation or not so interested. Any contract, transaction or act of said corporation or of the board of directors or of any committee which shall be ratified by the majority of a quorum of the stockholders of said corporation at any annual meeting or any special meeting called for such purpose shall, insofar as permitted by law, be as valid and as binding as though ratified by every stockholder of said corporation.

The corporation may in its by-laws confer powers upon its board of directors in addition to the foregoing, and in addition to the powers and authorities expressly conferred upon it by statute.

NINTH: Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders. Except as otherwise required by law and subject to the rights under Article FOURTH hereof of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, special meetings of stockholders of the corporation may be called only by the Chairman of the Board or by the board of directors pursuant to a resolution approved by a majority of the entire board of directors. ~~Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 75% of the outstanding shares of stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article NINTH.~~

TENTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this corporation under the provisions of section 291 of Title S of the Delaware Code, or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of section 279 of Title S of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

ELEVENTH: Both stockholders and directors shall have power, if the by-laws so provide, to hold their meetings, and to have one or more offices within or without the State of Delaware, and to keep the books of the corporation (subject to the provisions of the statutes), outside of the State of Delaware at such places as may be from time to time designated by the board of directors.

~~TWELFTH: (a) In addition to any affirmative vote required by law or this Certificate of Incorporation, and except as otherwise expressly provided in paragraph (b) of this Article TWELFTH,~~

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~~(i) any merger or consolidation of the Corporation or any Subsidiary (as such terms are hereinafter defined) with (1) any Interested Stockholder (as hereinafter defined) or (2) any~~

other person (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate or Associate (as such terms are hereinafter defined) of an Interested Stockholder, or

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with (1) any Interested Stockholder or (2) any other person (whether or not itself an Interested Stockholder) which is, or after such sale, lease, exchange, mortgage, pledge, transfer or other disposition would be, an Affiliate or Associate of any Interested Stockholder of any assets of the Corporation or any Subsidiary having an aggregate Fair Market Value of $25,000,000 or more, or

(iii) the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the Corporation or any Subsidiary to (1) any Interested Stockholder or (2) any other person (whether or not itself an Interested Stockholder) which is, or after such issuance or transfer would be, an Affiliate or Associate of any Interested Stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate Fair Market Value of $25,000,000 or more, or

(iv) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of an Interested Stockholder or any Affiliate or Associate of any Interested Stockholder, or

(v) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which is directly or indirectly owned by (1) any Interested Stockholder or (2) any other person (whether or not itself an Interested Stockholder) which is, or after such reclassification, recapitalization, merger or consolidation or other transaction would be, an Affiliate or Associate of any Interested Stockholder, shall require the affirmative vote of the holders of at least 75% of the outstanding shares of stock of the Corporation entitled to vote generally in the election of directors (the "Voting Stock"), voting together as a single class (it being understood that for purposes of this Article TWELFTH, each share of the Voting Stock shall have the number of votes granted to it pursuant to Article FOURTH of this Certificate of Incorporation). Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or in any agreement with any national securities exchange or otherwise. The term "Business Combination" as used in this Article TWELFTH shall mean any transaction which is referred to in any one or more of clauses (i) through (v) of paragraph (a) of this Article TWELFTH.

(b) The provisions of paragraph (a) of this Article TWELFTH shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote as is required by law and any other provision of this Certificate of Incorporation, if all of the conditions specified in either of the following subparagraphs 1 and 2 are met:

~~1. Approval by Continuing Directors. The Business Combination shall have been approved by a majority of the Continuing Directors (as hereinafter defined).~~

~~2. Price and Procedure Requirements. All of the following conditions shall have been met:~~

~~A. The aggregate amount of the cash and the Fair Market Value (as hereinafter defined) as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the highest of the following:~~

~~(i) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of Common Stock acquired by it (1) within the two-year period immediately prior to the first public announcement of the proposed Business Combination (the "Announcement Date") or (2) in the transaction in which it became an Interested Stockholder, whichever is higher; and~~

~~(ii) (if applicable) the highest per share price (including any brokerage commission, transfer taxes and soliciting dealers' fees) paid or offered by the Interested Stockholder for any shares of Common Stock on or after the Announcement Date;~~

~~B. If the transaction constituting the Business Combination shall provide for a consideration to be received by holders of any class of outstanding Voting Stock other than Common Stock, the aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of shares of such class of Voting Stock shall be at least equal to the highest of the following (it being intended that the requirements of this subdivision B shall be required to be met with respect to every class of outstanding Voting Stock, whether or not the Interested Stockholder has previously acquired any shares of a particular class of Voting Stock):~~

~~(i) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of such class of Voting Stock acquired by it (1) within the two-year period immediately prior to the Announcement Date or (2) in the transaction in which it became an Interested Stockholder, whichever is higher;~~

~~(ii) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid or offered by the Interested Stockholder for any shares of such class of Voting Stock on or after the Announcement Date; and~~

(iii) (if applicable) the highest preferential amount per share to which the holders of shares of such class of Voting Stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

C. The consideration to be received by holders of a particular class of outstanding Voting Stock (including Common Stock) shall be in cash or in the same form as the Interested Stockholder has previously paid for shares of such class of Voting Stock. If the Interested Stockholder has paid for shares of any class of Voting Stock with varying forms of consideration, the form of consideration for such class of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class of Voting Stock previously acquired by it;

D. After such Interested Stockholder has become an Interested Stockholder and prior to the consummation of such Business Combination:

(i) except as approved by a majority of the Continuing Directors, there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) on the outstanding preferred stock; (ii) there shall have been (1) no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock), except as approved by a majority of the Continuing Directors, and (2) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split, recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the Common Stock, unless the failure so to increase such annual rate is approved by a majority of the Continuing Directors; and (iii) such Interested Stockholder shall not have become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which resulted in such Interested Stockholder's becoming an Interested Stockholder;

E. After such Interested Stockholder has become an Interested Stockholder, such Interested Stockholder shall not have received the benefit, directly or indirectly (except proportionately as a stockholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise; and

F. A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to public stockholders of the Corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions). Such proxy statements shall contain at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the Business Combination which the Continuing Directors, or any of these, may have furnished in writing and, if deemed advisable by a majority of the Continuing Directors, an opinion of a reputable investment banking firm as to the fairness (or lack of fairness) of the terms of such Business Combination, from the point of view of the holders of Voting Stock other than any Interested Stockholder (such investment banking firm to be selected by a majority of the Continuing Directors, to be furnished with all information it reasonably requests and to be paid a reasonable fee for its services upon receipt by the corporation of such opinion).

(c) For the purposes of this Article TWELFTH:

1. A "person" shall mean any individual, firm, trust, partnership, association, corporation or other entity.

2. "Interested Stockholder" shall mean any person (other than the Corporation or any Subsidiary) who or which:

(i) is the beneficial owner, directly or indirectly, of more than 10% of the voting power of the outstanding Voting Stock; or

(ii) is an Affiliate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding Voting Stock; or

(iii) is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

3. A person shall be a "beneficial owner" of any Voting Stock:

(i) which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly; or

(ii) which such person or any of its Affiliates or Associates has (1) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (2) the right to vote pursuant to any agreement, arrangement or understanding; or

(iii) which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.

4. For the purposes of determining whether a person is an Interested Stockholder pursuant to subparagraph 2 of this paragraph (c), the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned through application of subparagraph 3 of this paragraph (c) but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

5. "Affiliate" or "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on January 1, 1984.

6. "Subsidiary" means any corporation of which a majority of any class of equity security (as defined in Rule 3all-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on January 1, 1984) is owned, directly or indirectly, by the Corporation; provided, however, that for the purposes of the definition of Interested Stockholder set forth in subparagraph 2 of this paragraph (c), the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Corporation.

7. "Continuing Director" means any member of the board of directors of the Corporation (the "Board") who is unaffiliated with the Interested Stockholder and was a member of the Board prior to the time that the Interested Stockholder became an Interested Stockholder, and any successor of a Continuing Director who is unaffiliated with the Interested Stockholder and is recommended to succeed a Continuing Director by a majority of Continuing Directors then on the Board.

8. "Fair Market Value" means: (i) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any System then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by the Board in good faith; and (ii) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by the Board in good faith.

9. In the event of any Business Combination in which the Corporation survives, the phrase

"consideration other than cash to be received" as used in subparagraphs 2A and B of paragraph (b) of this Article TWELFTH shall include the shares of Common Stock and/or the shares of any other class of outstanding Voting Stock retained by the holders of such shares.

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10. "Corporation" shall mean Bristol-Myers Company, a Delaware corporation.

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(d) A majority of the Continuing Directors shall have the power and duty to determine for the purposes of this Article TWELFTH, on the basis of information known to them, (i) whether a person is an Interested Stockholder, (ii) the number of shares of Voting Stock beneficially owned by any person, (iii) whether a person is an Affiliate or Associate of another, (iv) whether the assets which are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the corporation or any Subsidiary in any Business Combination has, an aggregate Fair Market Value of $25,000,000 or more, and (v) such other matters with respect to which a determination is required under this Article TWELFTH.

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(e) Nothing contained in this Article TWELFTH shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.

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(f) Notwithstanding any other provisions of this Certificate of Incorporation or the by-laws of the Corporation (and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the by-laws of the Corporation), the affirmative vote of the holders of at least 75% of the outstanding Voting Stock, voting together as a single class, shall be required to amend, alter, adopt any provision inconsistent with or repeal this Article TWELFTH.

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THIRTEENTHTWELFTH: The corporation reserves the right to increase or decrease its authorized capital stock and classify or reclassify the same, and to amend, change, alter or repeal any provision in this certificate of incorporation, or in any amendment thereto, in the manner now or hereafter prescribed by law, and all rights conferred upon the stockholders in this certificate of incorporation, or any amendment thereto, are granted subject to this reservation.

FOURTEENTHTHIRTEENTH: Subject to the provisions of the General Corporation Law of the State of Delaware, no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, subsequent to the adoption of this Article, except to the extent that such liability arises (i) from a breach of the director's duty of loyalty to the corporation or its stockholders, (ii) as a result of acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law relating to the unlawful payment of dividends or unlawful stock purchase or redemption or (iv) any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of this Article FOURTEENTHTHIRTEENTH, nor the adoption of any provision of the Certificate of Incorporation or By-laws or of any statute inconsistent with this Article FOURTEENTHTHIRTEENTH, shall eliminate or reduce the effect of this Article FOURTEENTHTHIRTEENTH, in respect of any acts or omissions occurring prior to such amendment, repeal or adoption of an inconsistent provision.

IN WITNESS WHEREOF, said Bristol-Myers Squibb Company has caused its corporate seal to be hereunto affixed and this certificate to be signed John McGoldrick, Executive Vice President and General Counsel, and attested by Sandra Leung, its Vice President and Secretary, this ~~4th~~ day of ~~November~~, 200<u>5</u>~~3~~.

BRISTOL-MYERS SQUIBB COMPANY

By /s/ John McGoldrick

John McGoldrick
Executive Vice President and
General Counsel

Attest:

By /s/ Sandra Leung

Sandra Leung
Vice President and Secretary

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Bristol-Myers Squibb Company (BMY)
Shareholder Position on Company No-Action Request, Part 2
Rule 14a-8 Proposal: Full Simple Majority Vote
Shareholder: Charles Miller

Ladies and Gentlemen:

This is additional support for inclusion of this rule 14a-8 proposal.

Scuttle an Issue
This company response could be another version of "scuttle the issue" responses to shareholder proposals. One version of the guise of "scuttle the issue" is companies putting shareholder proposal topics on their ballots with enormous voting percentages required for adoption. For instance up to 80% of shares outstanding – in order to scuttle the issue. This is under the guise of "substantially implemented."

Beth Young, co-author of the *Shareholder Proposal Handbook*, 2001, said some companies set a high bar on shareholder votes in order to scuttle an issue. "They want to have their cake and eat it too," Young said. "They can say, 'We were responsible to shareholder sentiment, but they couldn't get the vote required.' " Young is currently Senior Research Associate at The Corporate Library and authors TCL research reports in several disciplines, including takeover defenses.

Reference: Puget Sound Business Journal, March 19, 2004
http://seattle.bizjournals.com/seattle/stories/2004/03/22/story6.html?t=printable

It is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc: Charles Miller
Sandra Leung

Puget Sound Business Journal
Business Leaders Get It.

EXCLUSIVE REPORTS

From the March 19, 2004 print edition

Weyerhaeuser puts plan to a vote

Eric Engleman
Staff Writer

In a bow to investor pressure, Weyerhaeuser Co. is giving shareholders a chance to amend the company's charter to make board members stand for election each year, instead of every three years.

But the company set a high threshold for passing the amendment, making the prospects for approval unclear.

In a proxy statement recently filed with the Securities and Exchange Commission, the Federal Way-based forest-products company said it would put the issue of annual elections to a shareholder vote at its annual meeting on April 13.

Institutional investors have long demanded annual elections at Weyerhaeuser to make directors more accountable.

At the company's annual meeting last year, shareholders passed a nonbinding proposal in favor of the change, with 64 percent of the votes cast favoring the change.

Weyerhaeuser management has consistently opposed the idea, arguing that the current system of staggered, three-year terms preserves leadership continuity and provides a measure of protection against hostile takeover attempts.

"We think it helps us plan more effectively over the long term and provides greater assurance that you have some directors at any given time who understand the business," said company spokesman Frank Mendizabal.

Weyerhaeuser set a high threshold for approving the annual-election amendment. Shareholders representing at least 66 percent of the company's outstanding shares must vote in favor of the measure for it to pass, Mendizabal said.

Outstanding shares represent the entire spectrum of shareholders in the company, not just the shareholders who vote at annual meetings.

Beth Young, a senior research associate at the New York-based Council of Institutional Investors, said some companies set a high bar on shareholder votes in order to scuttle an issue.

"They want to have their cake and eat it too," Young said. "They can say, 'We were responsible to shareholder sentiment, but they couldn't get the vote required.' "

Campaigns to destagger, or "declassify," boards have gained momentum in recent years as shareholders take a closer interest in corporate governance. Large institutional investors like pension funds and mutual funds have frequently backed measures to reduce executive entrenchment.

Reach Eric Engleman at 206-447-8505 ext. 117 or eengleman@bizjournals.com.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Bristol-Myers Squibb Company (BMY)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Full Simple Majority Vote
Shareholder: Charles Miller

Ladies and Gentlemen:

This rule 14a-8 proposal reads:
"RESOLVED: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible."

The company wants premature no action credit for a future action which may fail to result in adoption of the shareholder proposal. The company does not claim that it can guarantee that it will obtain the overwhelming 75% approval of all shares outstanding required.

The company does not claim that it will recommend a yes vote on the topic of this proposal. The company does not even forecast that the odds are at least 50-50 in obtaining the required 75% approval. Furthermore the company offers no assurance that it will solicit shareholders – almost an absolute necessity to obtain an overwhelming 75% approval of shares outstanding. The company offers no assurance that if the 2005 proposal fails that the company will try again in 2006.

Without any forecast whatsoever of the prospect of obtaining the overwhelming 75% vote of all outstanding shares, the company incongruously states, "The Company believes that the Proposal has been not only 'substantially implemented,' but indeed fully implemented ..." Under the circumstances this is an irresponsible statement.

In Alaska Air (March 8, 2002) the Staff did not concur with the Alaska Air rule 14a-8(i)(10) claim of substantially implemented. Alaska Air's failed argument stated that it took the "steps necessary" in its failed attempt to obtain approval of "80% of the outstanding shares" for a company-sponsored proposal. The company proposal followed a majority vote on a shareholder proposal on the same topic.

Alaska Air said, "Certainly the Board cannot, nor should it, be expected to guarantee the outcome of a particular vote." Alaska Air claimed it should get implementation credit for failure to implement due to its "good faith effort." The March 8, 2002 Staff letter stated, "We are unable to concur in your view that Alaska Air may exclude the proposal under rule 14a-8(i)(10)."

Bristol-Myers Squibb is asking for premature credit for a promised future "good faith effort" which has at least one key exclusion – a reasonable solicitation of shareholders.

The company presents as "evidence" an unsigned, undated and un-attributed "Exhibit B" – a purported resolution of the board.

Due to the possibility of company failure in obtaining the overwhelming 75% vote required, the company is far from implementation of this proposal topic.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc: Charles Miller
Sandra Leung

October 27, 2004

3 – Adopt Simple Majority Vote

RESOLVED: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible.

75% Yes-Vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate the Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of the shareholder majority. For example, in requiring a 75% vote of shares to make certain governance changes, if 74% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 74% majority.

Progress Begins with a First Step

I believe that the need to take at least the above RECOMMEND step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Bristol-Myers made a $300-million settlement in a securities class action lawsuit against our company, including a number of our company's current and former officers, regarding wholesaler inventory and other accounting matters, and the company's investment in ImClone Systems Inc., and ImClone's product, ERBITUX.
- Vance Coffman was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine due to his service on our Board. In 2004, our company made a $150-million settlement in a SEC lawsuit alleging substantial accounting fraud. Mr. Coffman was chairman of our Audit Committee during the period in question.
- James Robinson was also designated a "problem director" because he was the chairperson of the committee responsible for director nominations at Coca-Cola Company, which received a Board Composition grade of "F" by TCL.
- We had no Lead Director or Independent Chairman.
- Directors were still allowed to participate in a Charitable Award Program and life insurance – independence concern.
- Our Board repeatedly failed to respond affirmatively to simple majority votes in favor of shareholder proposals – accountability concern.
- 2003 CEO pay was reported as $8 million including stock option grants.

Shareholder proposal text to address some of these topics can be found on the internet.

One Step Forward

The above slate of sub-par practices reinforce the reason to adopt the initial RESOLVED statement. This will terminate the potential frustration of the will of the shareholder majority.

Adopt Simple Majority Vote
Yes on 3

Notes:
This text supercedes the earlier submission.
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 28, 2004

The proposal provides that the board take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Kurt K. Murao
Attorney-Advisor